February 29, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Jennifer Thompson, Division of Corporate Finance

Re:	CDC Corporation (the “Company”)

Response to Comment Letter received January 25, 2008 (the “Comment Letter”)

Dear Ms. Collins and Ms. Thompson:

Please note that the Company is continuing with the process of preparing correspondence to the staff of the Securities and Exchange Commission (the “Commission”) containing responses to the Comment Letter (the “Company Response Letter”).

The Company hereby informs the Commission that it plans to file the Company Response Letter via EDGAR on or about March 13, 2008, and will keep the Commission updated on its progress with respect thereto.

Should you have any questions about the foregoing, please feel free to contact the undersigned at 678-287-8443, or Michael Latimore, Chief Financial Officer for the Company at 678-287-8450.

Sincerely,

/s/ James W. FitzGibbons
James W. FitzGibbons
Chief Accounting Officer, CDC Corporation